Exhibit 99.5

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Nine Months Ended December 31, 2013

(Expressed in thousands of US dollars, unless otherwise stated)

Table of Contents

1.	Core Business and Strategy	2

2.	Third Quarter of Fiscal Year 2014 Highlights	2

3.	Operating Performance	3

4.	Third Quarter Fiscal Year 2014 Financial Results	11

5.	Liquidity and Capital Resources	14

6.	Financial Instruments and Related Risks	15

7.	Off-Balance Sheet Arrangements	17

8.	Transactions with Related Parties	17

9.	Alternative Performance (Non-IFRS) Measures	18

10.	Critical Accounting Policies and Estimates	23

11.	Changes in Accounting Standards	24

12.	Other MD&A Requirements	25

13.	Outstanding Share Data	25

14.	Risks and Uncertainties	26

15.	Disclosure Controls and Procedures	27

16.	Changes in Internal Control over Financial Reporting	27

17.	Directors and Officers	27

Forward Looking Statements		28

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited consolidated financial statements for the three and nine months ended December 31, 2013 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2013, the related MD&A, the Annual Information Form (available on SEDAR at www.sedar.com), and the annual report on Form 40-F. The Company reports its financial position, results of operations and cash flow in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Silvercorp’s significant accounting policies are set out in Note 2 of the unaudited condensed consolidated financial statements for the three and nine months ended December 31, 2013, as well as Note 2 to the audited consolidated financial statements for the year ended March 31, 2013. This MD&A refers to various non-IFRS measures, such as total and cash cost per ounce of silver, net of by-product credits, cash flow from operations per share and production costs per tonne. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations, in section 9 of this MD&A. This MD&A is prepared as of February 12, 2014.

1.	Core Business and Strategy

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in Henan Province, China. Silvercorp has commenced production at its second production foothold in China, the BYP gold-lead-zinc project in Hunan Province, and is currently completing construction of the GC silver-lead-zinc project in Guangdong Province which will become its third production base in China. The Company’s shares are traded on the New York Stock Exchange and the Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

2.	Third Quarter of Fiscal Year 2014 Highlights

  Silver production of 0.9 million ounces and gold production of 1,985 ounces;

  Lead production of 9.0 million pounds and zinc production of 1.7 million pounds;

  Sales of $24.0 million;

  Gross margin of 44%;

  Cash flow from operations of $9.9 million, or $0.06 per share;

  Net income of $2.2 million, or $0.01 per share; and

  Cash cost per ounce of silver, net of by-product credits1 , of $2.00.

_______________________________________ 1 Non-IFRS measure, see section 9 for reconciliation
	Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Operating Performance

The following table summarizes consolidated and each mining district’s operational information for the three months ended December 31, 2013:

	Three months ended December 31, 2013
	Ying Mining District[1]	X Mines[2]		BYP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	715	-		-	715
Stockpiled Ore (tonne)	148,135	-		20,690	168,825
	148,850	-		20,690	169,540
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	715	-		-	715
Ore Milled (tonne)	149,040	3,496	*	19,574	172,110
	149,755	3,496		19,574	172,825
+ Mining cost per tonne of ore mined ($)	60.89	-		53.22	59.95
Cash mining cost per tonne of ore mined ($)	50.59	-		22.81	47.20
Non cash mining cost per tonne of ore mined ($)	10.30	-		30.41	12.75

+ Unit shipping costs($)	4.06	-		-	3.57

+ Milling cost per tonne of ore milled ($)	18.60	-		15.31	18.22
Cash milling cost per tonne of ore milled ($)	16.00	-		13.76	15.74
Non cash milling cost per tonne of ore milled ($)	2.60	-		1.55	2.48

+ Average Production Cost
Silver ($ per ounce)	8.83	-		-	9.12
Gold ($ per ounce)	483	-		959	532
Lead ($ per pound)	0.42	-		-	0.44
Zinc ($ per pound)	0.34	-		-	0.35

+ Total production cost per ounce of Silver ($)	4.39	-			4.39
+ Total cash cost per ounce of Silver ($)	2.00	-			2.00

+ Total production cost per ounce of Gold ($)				959	959
+ Total cash cost per ounce of Gold ($)				502	502

Total Recovery of the Run of Mine Ore
Silver (%)	93.1	-			93.1
Gold (%)				92.7	92.7
Lead (%)	95.7	-			95.7
Zinc (%)	64.2	-			64.2

Head Grades of Run of Mine Ore
Silver (gram/tonne)	202	-			202
Gold (gram/tonne)				2.7	2.7
Lead (%)	2.9	-			2.9
Zinc (%)	0.7	-			0.7

Sales Data
Metal Sales
Silver (in thousands of ounces)	883	2	*	-	885
Gold (in thousands of ounces)	0.9	-		1.1	2.0
Lead (in thousands of pounds)	8,814	186	*	-	9,000
Zinc (in thousands of pounds)	1,572	100	*	-	1,672

Metal Sales
Silver (in thousands of $)	14,304	-		-	14,304
Gold (in thousands of $)	808	-		1,045	1,853
Lead (in thousands of $)	6,824	-		-	6,824
Zinc (in thousands of $)	989	-		-	989
	22,925	-		1,045	23,970
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	16.20	-		-	16.20
Gold ($ per ounce)	887	-		995	945
Lead ($ per pound)	0.77	-		-	0.77
Zinc ($ per pound)	0.63	-		-	0.63

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XHP project.
+Non-IFRS measures, see section 9 for reconciliation.
* Represents development tunnelling ore at the X mines.

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the three months ended December 31, 2012:

	Three months ended December 31, 2012
	Yang Mining District[1]	X Mines[2]		BYP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	2,334	-		-	2,334
Stockpiled Ore (tonne)	234,360	8,932	*	35,558	278,850
	236,694	8,932		35,558	281,184
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	2,334	-		-	2,334
Ore Milled (tonne)	224,430	27,265	*	32,699	284,394
	226,764	27,265		32,699	286,728
+ Mining cost per tonne of ore mined ($)	64.47	-		70.48	65.26
Cash mining cost per tonne of ore mined ($)	54.92	-		24.72	50.98
Non cash mining cost per tonne of ore mined ($)	9.55	-		45.76	14.28

+ Unit shipping costs($)	3.62	-		-	3.15

+ Milling cost per tonne of ore milled ($)	14.21	-		14.38	14.23
Cash milling cost per tonne of ore milled ($)	12.61	-		13.49	12.72
Non cash milling cost per tonne of ore milled ($)	1.60	-		0.89	1.51

+ Average Production Cost
Silver ($ per ounce)	8.53	-		-	9.01
Gold ($ per ounce)	409	-		646	418
Lead ($ per pound)	0.27	-		-	0.29
Zinc ($ per pound)	0.22	-		-	0.23

+ Total production cost per ounce of Silver ($)	1.52	-			1.52
+ Total cash cost per ounce of Silver ($)	(0.17)	-			(0.17)

+ Total production cost per ounce of Gold ($)				630	630
+ Total cash cost per ounce of Gold ($)				266	266

Total Recovery of the Run of Mine Ore
Silver (%)	93.3	-			93.3
Gold (%)				92.7	92.7
Lead (%)	95.1	-			95.1
Zinc ( %)	70.4	-			70.4

Head Grades of Run of Mine Ore
Silver (gram/tonne)	222	-			222
Gold (gram/tonne)				3.7	3.7
Lead (%)	3.2	-			3.2
Zinc (%)	1.0	-			1.0

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,508	11	*	-	1,519
Gold (in thousands of ounces)	1.3	0.1	*	4.3	5.7
Lead (in thousands of pounds)	15,642	788	*	-	16,430
Zinc (in thousands of pounds)	3,231	463	*	283	3,977

Metal Sales
Silver (in thousands of $)	37,551	-		-	37,551
Gold (in thousands of $)	1,533	-		4,934	6,467
Lead (in thousands of $)	12,480	-		-	12,480
Zinc (in thousands of $)	2,061	-		158	2,219
	53,625	-		5,092	58,717
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	24.90	-		-	24.90
Gold ($ per ounce)	1,193	-		1,145	1,155
Lead ($ per pound)	0.80	-		-	0.80
Zinc ($ per pound)	0.64	-		0.56	0.63

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
+ Non-IFRS measures, see section 9 for reconciliation.
* Represents development tunnelling ore at the X mines.

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the nine months ended December 31, 2013:

	Nine months ended December 31, 2013
	Ying Mining District[1]	X Mines[2]		BYP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	2,181	-		-	2,181
Stockpiled Ore (tonne)	533,029	-		67,418	600,447
	535,210	-		67,418	602,628
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	2,181	-		-	2,181
Ore Milled (tonne)	541,040	10,425	*	69,621	621,086
	543,221	10,425		69,621	623,267
+ Mining cost per tonne of ore mined ($)	61.42	-		54.35	60.63
Cash mining cost per tonne of ore mined ($)	51.02	-		23.48	47.94
Non cash mining cost per tonne of ore mined ($)	10.40	-		30.87	12.69

+ Unit shipping costs($)	4.33	-		-	3.85

+ Milling cost per tonne of ore milled ($)	16.07	-		15.35	15.99
Cash milling cost per tonne of ore milled ($)	13.98	-		14.05	13.99
Non cash milling cost per tonne of ore milled ($)	2.09	-		1.30	2.00

+ Average Production Cost
Silver ($ per ounce)	8.94	-		-	9.28
Gold ($ per ounce)	503	-		903	570
Lead ($ per pound)	0.41	-		-	0.42
Zinc ($ per pound)	0.33	-		0.45	0.34

+ Total production cost per ounce of Silver ($)	4.47	-			4.47
+ Total cash cost per ounce of Silver ($)	2.04	-			2.04

+ Total production cost per ounce of Gold ($)				899	899
+ Total cash cost per ounce of Gold ($)				473	473

Total Recovery of the Run of Mine Ore
Silver (%)	92.6	-			92.6
Gold (%)				92.6	92.6
Lead (%)	95.0	-			95.0
Zinc (%)	67.4	-			67.4

Head Grades of Run of Mine Ore
Silver (gram/tonne)	206	-			206
Gold (gram/tonne)				2.9	2.9
Lead (%)	2.8	-			2.8
Zinc (%)	0.9	-			0.9

Sales Data
Metal Sales
Silver (in thousands of ounces)	3,269	12	*	-	3,281
Gold (in thousands of ounces)	3.1	0.2	*	5.5	8.8
Lead (in thousands of pounds)	31,397	590	*	-	31,987
Zinc (in thousands of pounds)	6,697	584	*	282	7,563

Metal Sales
Silver (in thousands of $)	55,064	-		-	55,064
Gold (in thousands of $)	2,909	-		5,991	8,900
Lead (in thousands of $)	24,006	-		-	24,006
Zinc (in thousands of $)	4,141	-		154	4,295
	86,120	-		6,145	92,265
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	16.85	-		-	16.85
Gold ($ per ounce)	949	-		1,084	1,036
Lead ($ per pound)	0.76	-		-	0.76
Zinc ($ per pound)	0.62	-		0.55	0.62

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XHP project.
+ Non-IFRS measures, see section 9 for reconciliation.
* Represents development tunnelling ore at the X mines.

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the nine months ended December 31, 2012:

	Nine months ended December 31, 2012
	Ying Mining District[1]	X Mines[2]		BYP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	7,027	-		-	7,027
Stockpiled Ore (tonne)	616,496	19,309	*	89,759	725,564
	623,523	19,309		89,759	732,591
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	7,027	-		-	7,027
Ore Milled (tonne)	609,362	58,349	*	77,862	745,573
	616,389	58,349		77,862	752,600
+ Mining cost per tonne of ore mined ($)	65.15	-		60.75	64.60
Cash mining cost per tonne of ore mined ($)	54.53	-		23.86	50.67
Non cash mining cost per tonne of ore mined ($)	10.62	-		36.89	13.93

+ Unit shipping costs($)	3.72	-		-	3.25

+ Milling cost per tonne of ore milled ($)	14.64	-		15.10	14.69
Cash milling cost per tonne of ore milled ($)	12.92	-		14.00	13.04
Non cash milling cost per tonne of ore milled ($)	1.72	-		1.10	1.65

+ Average Production Cost
Silver ($ per ounce)	8.69	-		-	9.07
Gold ($ per ounce)	425	-		760	452
Lead ($ per pound)	0.29	-		-	0.31
Zinc ($ per pound)	0.23	-		-	0.24

+ Total production cost per ounce of Silver ($)	1.66	-			1.66
+ Total cash cost per ounce of Silver ($)	(0.26)	-			(0.26)

+ Total production cost per ounce of Gold ($)				752	752
+ Total cash cost per ounce of Gold ($)				356	356

Total Recovery of the Run of Mine Ore
Silver (%)	92.6	-			92.6
Gold (%)				92.5	92.5
Lead (%)	94.5	-			94.5
Zinc ( %)	67.8	-			67.8

Head Grades of Run of Mine Ore
Silver (gram/tonne)	224	-			224
Gold (gram/tonne)				3.1	3.1
Lead (%)	3.4	-			3.4
Zinc (%)	1.1	-			1.1

Sales Data
Metal Sales
Silver (in thousands of ounces)	4,009	21	*	-	4,030
Gold (in thousands of ounces)	3.4	0.2	*	7.2	10.8
Lead (in thousands of pounds)	42,757	1,313	*	-	44,070
Zinc (in thousands of pounds)	9,617	574	*	283	10,474

Metal Sales
Silver (in thousands of $)	95,241	-		-	95,241
Gold (in thousands of $)	3,894	-		8,667	12,561
Lead (in thousands of $)	34,412	-		-	34,412
Zinc (in thousands of $)	6,103	-		158	6,261
	139,650	-		8,825	148,475
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	23.76	-		-	23.76
Gold ($ per ounce)	1,162	-		1,196	1,185
Lead ($ per pound)	0.80	-		-	0.80
Zinc ($ per pound)	0.63	-		0.56	0.63

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
+ Non-IFRS measures, see section 9 for reconciliation.
* Represents development tunnelling ore at the X mines.

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a)	Mine Production

For the three months ended December 31, 2013 (“Q3 Fiscal 2014”), on a consolidated basis, the Company mined 169,540 tonnes of ore, a 40% decrease compared to 281,184 tonnes in the three months ended December 31, 2012 (“Q3 Fiscal 2013”) due to labour shortage issues. For the nine months ended December 31, 2013, the Company mined 602,628 tonnes of ore compared to 732,591 tonnes in the same prior year period.

(b)	Milling

In Q3 Fiscal 2014, on a consolidated basis, the Company milled 172,825 tonnes of ore, a 40% decrease compared to 286,728 tonnes in Q3 Fiscal 2013. The decrease was due to the reduced mine production levels at the Ying Mining District in the current quarter. For the nine months ended December 31, 2013, the Company milled 623,267 tonnes of ore compared to 752,600 tonnes in the same prior year period.

(c)	Mining Cost

In Q3 Fiscal 2014, the consolidated total mining cost and cash mining cost were $59.95 and $47.20 per tonne compared to $65.26 and $50.98 per tonne, respectively, in Q3 Fiscal 2013. The decrease in cash mining cost per tonne was primarily due to the reduction of ore produced by the re-suing method and the reduced payment to contractors in this quarter. For the nine months ended December 31, 2013, the consolidated total mining cost and cash mining cost were $60.63 and $47.94 per tonne compared to $64.60 and $50.67 per tonne, respectively, in the same prior year period.

(d)	Milling Cost

In Q3 Fiscal 2014, the consolidated total milling cost and cash milling cost were $18.22 and $15.74 per tonne compared to $14.23 and $12.72 per tonne, respectively, in Q3 Fiscal 2013. Milling cost per tonne increased due to the decrease in ore processed in this quarter as related fixed milling costs remained consistent. For the nine months ended December 31, 2013, the consolidated total milling cost and cash milling cost were $15.99 and $13.99 per tonne compared to $14.69 and $13.04 per tonne in the same prior year period.

(e)	Metal Production

In Q3 Fiscal 2014, on a consolidated basis, the Company produced 0.9 million ounces of silver, 1,985 ounces of gold, 9.0 million pounds of lead, and 1.7 million pounds of zinc, compared to 1.5 million ounces of silver, 5,676 ounces of gold, 16.4 million pounds of lead, and 4.0 million pounds of zinc, respectively, in Q3 Fiscal 2013. The decrease in metal production was primarily due to the decrease in mine production and lower head grades.

For the nine months ended December 31, 2013, the Company produced 3.3 million ounces of silver, 8,774 ounces of gold, 32.0 million pounds of lead, and 7.6 million pounds of zinc, compared to 4.0 million ounces of silver, 10,810 ounces of gold, 44.1 million pounds of lead and 10.5 million pounds of zinc, in the same prior year period.

(f)	Total and Cash Cost per Ounce of Silver, Net of By-Product Credits[2]

In Q3 Fiscal 2014, the consolidated total production cost and cash cost per ounce of silver, net of byproduct credits, were $4.39 and $2.00 compared to $1.52 and negative $0.17, respectively, in Q3 Fiscal 2013. For the nine months ended December 31, 2013, the consolidated total production cost and cash cost per ounce of silver, net of by-product credits, were $4.47 and $2.04 compared to $1.66 and negative $0.26, respectively, in the same prior year period.

The overall increase in cash cost per ounce of silver, net of by-product credits, is mainly due to decreases in by-product credits. Compared to the nine months ended December 31, 2012, at the Ying

_______________________________________ 2 Non-IFRS measure, see section 9 for reconciliation
	Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Mining District, lead and zinc production in the current fiscal year decreased by 27% and 30%, respectively, along with decreases in realized selling price for lead and zinc of 6% and 2%, respectively.

(g)	Operation Review

(i)	Ying Mining District

The Ying Mining District consists of four mines (SGX, HPG, TLP, and LM) and is the Company’s primary source of production.

In Q3 Fiscal 2014, the total ore mined at the Ying Mining District was 148,850 tonnes, of which 715 tonnes was direct smelting ore, a decrease of 37% compared to total ore production of 236,694 tonnes, of which 2,334 tonnes was direct smelting ore, in Q3 Fiscal 2013.

In Q3 Fiscal 2014, head grades at the Ying Mining District were 202 grams per tonne (“g/t”) for silver, 2.9% for lead, and 0.7% for zinc, compared to 222 g/t for silver, 3.2% for lead, and 1.0% for zinc, respectively, in Q3 Fiscal 2013.

In Q3 Fiscal 2014, the Ying Mining District produced 0.9 million ounces of silver, 911 ounces of gold, 8.8 million pounds of lead, and 1.6 million pounds of zinc, compared to 1.5 million ounces of silver, 1,285 ounces of gold, 15.6 million pounds of lead, and 3.2 million pounds of zinc in Q3 Fiscal 2013. The decrease is mainly due to the lower ore production in the quarter.

In the quarter, mine production and head grades were adversely impacted by a number of factors. Firstly, underground safety standardization work was undertaken in the main production portal of PD924 at the LM West mine and the CM105-S2 Shaft at the SGX mine to comply with new safety regulations. The required safety work included rebuilding the refuge stations, enlarging main access tunnels, and replacing sections of the PVC compress air lines with steel ones, suspending production for approximately one month.

Second, as explained in the prior quarter, the Company identified that dilutive practices of certain mining contractors resulted in head grade declines and took remedial action by modifying the method of calculating the amount of ore mined for the purpose of compensating the contractors and miners. This change in compensation method resulted in miner shortages as some miners felt uncertain about their pay and left the mine sites. Unfortunately, our contractors have experienced difficulty in replacing the departed miners, particularly prior to the Chinese New Year. For this reason, mining in the PD16 Shaft, one of the main portals at the SGX mine, was suspended for approximately two months in this quarter.

Finally, the change in mining strategy, which began approximately a year ago, has yielded mixed results in its initial year of application. The change in mining strategy focused on reducing the use of re-suing method and increasing the use of shrinkage method. The key requirement of this strategy is the ability to control dilution. Certain mines, such as the LM mine, yielded good results, where dilution was low and cash mining cost were reduced. However, in other mines, such as SGX mine, dilution control was inadequate which negatively impacted head grades.

The Company has performed a comprehensive review of its operation at the Ying Mining District. From the review, a series of improvements covering all aspects of operations, including mine planning and strategy, contractor compensation methods, quality control, and a performance-based (linked to tonnage and grade) compensation package for mine management, were enacted. In the next quarter, the Company will monitor the effects of the new improvements and expect to be in a position to provide normalized production guidance for the Ying Mining District when we release our quarterly results in May.

For the nine months ended December 31, 2013, the total ore mined at the Ying Mining District was 535,210 tonnes compared to 623,523 tonnes in the same prior year period.

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

For the nine months ended December 31, 2013, head grades were 206 g/t for silver, 2.8% for lead, and 0.9% for zinc, compared to 224 g/t for silver, 3.4% for lead and 1.1% for zinc, respectively, in the same prior year period.

For the nine months ended December 31, 2013, the Ying Mining District produced 3.3 million ounces of silver, 3,066 ounces of gold, 31.4 million pounds of lead, and 6.7 million pounds of zinc, compared to 4.0 million ounces of silver, 3,352 ounces of gold, 42.8 million pounds of lead, and 9.6 million pounds of zinc in the same prior year period.

In Q3 Fiscal 2014, total and cash mining costs per tonne were $60.89 and $50.59 compared to $64.47 and $54.92 in Q3 Fiscal 2013, respectively. The decrease in cash mining cost was mainly due to the reduction of contractor fees in this quarter. For the nine months ended December 31, 2013, total and cash mining costs per tonne were $61.42 and $51.02 compared to $65.15 and $54.53, respectively, in the same prior year period.

In Q3 Fiscal 2014, total ore milled was 149,755 tonnes, a decrease of 34% compared to 226,764 tonnes in Q3 Fiscal 2013. Cash milling costs were $16.00 compared to $12.61 in Q3 Fiscal 2013. The increase is mainly due to the reduced tonnage milled. For the nine months ended December 31, 2013, total ore milled was 543,221 tonnes compared to 616,389 tonnes in the same prior year period. During the same time period, cash milling costs were $13.98 compared to $12.92.

As at the end of Q3 Fiscal 2014, approximately 2,500 metres (“m”) of the development work for the 4,800m access ramp at the LM Mine West are complete.

During the quarter, the Company also completed approximately 18,000m of horizontal tunnels, raises and declines. During the quarter, the Company decided to suspend the construction of Shaft 969 at LM Mine West and certain surface facilities within the Ying Mining District to better allocate resources during the current market.

In Q3 Fiscal 2014, exploration and development expenditures for the Ying Mining District were $8.5 million compared to $9.1 million in Q3 Fiscal 2013. For the nine months ended December 31, 2013, exploration and development expenditures for the Ying Mining District were $26.7 million compared to $28.1 million in the same prior year period.

(ii)	GC Mine

The required surface environmental protection facilities together with water and soil conservation engineering work are complete and have undergone test operations. During the quarter, the concrete rooms for the pumping station and underground main power station at the -50m elevation was completed and the pumps and pipes were installed, which represented the key component prior to the safety inspection, in accordance with safety requirements in the Mine Design.

A temporary Safety Production Permit, valid until the end of June 2014, has been issued to the Company, which allows the Company to conduct trial mine production. A final Safety Production Permit is expected to be issued around the end of June 2014. Before obtaining the Safety Production Permit and commencing significant mining, in the next few quarters, the Company will focus on trial mining and stope preparation work.

As the Company has completed the first phase of mine development and moves to trial mine production, the existing mine contractor, which was originally contracted to carry out mine development, was terminated and is being replaced with a mining contractor specializing in longhole and shrinkage stope mining. Transitioning to the new contractor will take some time and may cause some delays to the start-up of the trial mining.

The Company continued to use development ore to test mill equipment and to fine tune the mill circuits to achieve the desired metallurgical recoveries for silver, lead, zinc, tin, and sulphur. The testing process has identified numerous issues and many improvements were made in the mill circuits. While

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

the floatation test results are approaching the designed recovery rates for silver (60%), lead (85%), zinc (86%), and sulphur, the gravity circuit only recovers approximately 5% tin, significantly lower than the 40% recovery rate in the metallurgic tests. The Company will focus on improving the tin recovery in the next several months.

The tailing dewatering facility for dry stacking has also been improved with modifications to equipment achieving desired results. The construction of the tailing dry stacking dam and reservoir facility has been completed and has passed government inspection.

During Q3 Fiscal 2014, approximately 4,800m of tunnels, including 700m of development tunnels, 2,000m of exploration tunnels and 2,100m of mining preparation tunnels, were completed.

In Q3 Fiscal 2014, $4.6 million (Q3 Fiscal 2013 - $4.7 million) of exploration and development expenditures were incurred at the GC mine. For the nine months ended December 31, 2013, $13.9 million (nine months ended December 31, 2012 - $10.9 million) of exploration and development expenditures were incurred at the GC mine.

(iii)	BYP Mine

In Q3 Fiscal 2014, the BYP mine processed 19,574 tonnes of ore compared to 32,699 tonnes in Q3 Fiscal 2013. For the nine months ended December 31, 2013, the total ore processed was 69,621 tonnes compared to 77,862 tonnes in the same prior year period.

In Q3 Fiscal 2014, the Company sold 1,050 ounces of gold compared to 4,309 ounces of gold in Q3 Fiscal 2013. Gold head grade for Q3 Fiscal 2014 was 2.7 g/t compared to 3.7 g/t in Q3 Fiscal 2013. The decrease in gold metal production is attributable to lower ore processed and lower head grades in the current fiscal year.

In Q3 Fiscal 2014, the construction of the head frame continued. Once completed, the newly completed 265m shaft will facilitate mining of the #3 gold mineralization body and the #5 zinc and lead ore body. In addition, the construction of a 1,500 t/d tailings-backfill facility is completed and trial runs are ongoing. Exploration and development expenditures at the BYP mine were $1.3 million in the current fiscal year compared to $4.6 million in the prior year.

(iv)	X Mines

The X Mines consist of two mining projects: the XBG project and XHP project.

During the nine months ended December 31, 2013, the Company entered into a share transfer agreement with an arm’s length private Chinese company. Pursuant to the agreement, the Company’s subsidiary, Henan Found Mining Co. Ltd., sold its 90% equity interest in Zhongxing Mining Co. Ltd. (XBG project) for $12.5 million (RMB 76 million). This transaction was completed in this quarter (please see Note 23 of the accompanying condensed consolidated interim financial statements).

Since the end of the first quarter, the Company has suspended major activities at the XHP project as part of its cost saving measures.

(v)	Silvertip Project

The Silvertip Project is located in British Columbia, Canada.

On November 13, 2013, the Company completed its sale of the Silvertip Project. Pursuant to a purchase agreement with an arm’s length private Canadian company, the Company’s subsidiary, 0875786 B.C. Ltd. sold its 100% ownership of the Silvertip property and its related assets for $13.3 million (CAD $15.5 million) and a 2.5% NSR (please see Note 7 of the accompanying condensed consolidated interim financial statements).

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Third Quarter Fiscal Year 2014 Financial Results

The tables below set out selected quarterly results for the past eight quarters:

	Dec 31, 2013	Sept 30, 2013	Jun 30, 2013	Mar 31, 2013
Sales	$23,970	$28,460	$39,835	$33,147
Gross profit	10,469	13,637	17,353	17,087
Expenses and foreign exchange	(5,733)	(9,188)	(7,263)	(6,396)
Other items	708	(65,790)	394	1,430
Net income (loss), attributable to the shareholders of the Company	2,163	(43,201)	4,562	6,361
Basic earnings (loss) per share	0.01	(0.25)	0.03	0.04
Diluted earnings (loss) per share	0.01	(0.25)	0.03	0.04
Cash dividend declared	4,017	4,152	4,173	4,204
Cash dividend declared per share (CAD)	0.025	0.025	0.025	0.025

	Dec 31, 2012	Sept 30, 2012	Jun 30, 2012	Mar 31, 2012
Sales	$58,717	$45,209	$44,549	$44,312
Gross profit	37,476	28,415	25,555	29,983
Expenses and foreign exchange	(7,947)	(9,062)	(7,841)	(9,458)
Other items	(8,631)	1,427	(269)	1,188
Net income, attributable to the shareholders of the Company	5,236	9,500	6,114	9,700
Basic earnings per share	0.03	0.06	0.04	0.06
Diluted earnings per share	0.03	0.06	0.04	0.06
Cash dividend declared	4,291	4,255	4,224	4,271
Cash dividend declared per share (CAD)	0.025	0.025	0.025	0.025

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share are heavily influenced by changes in commodity prices, particularly, the silver price.

Net income attributable to the shareholders of the Company in Q3 Fiscal 2014 was $2.2 million, or $0.01 per share compared to $5.2 million, or $0.03 per share in Q3 Fiscal 2013.

For the nine months ended December 31, 2013, net loss, attributable to the equity holders of the Company, was $36.5 million, or $0.21 per share, which included impairment charges of $42.8 million, or $0.25 per share, net of tax. The impairment reduced the carrying value of the BYP mine, as well as the XBG and Silvertip projects, both of which are sold. For the nine months ended December 31, 2012, net income was $20.9 million or $0.12 per share.

Adjusted net income3 for the nine months ended December 31, 2013 was $6.5 million, or $0.04 per share. There were no adjusting items in net income during the prior year periods. Adjusted net income or loss excludes non-recurring or unusual non-operational items, such as impairment of the Company’s mineral properties, and acts as a supplemental financial measure that provides a more complete assessment of the Company’s operations for the period.

In the current quarter, the Company’s financial results were mainly impacted by the following: (i) lower metal production as silver, lead and zinc production decreased 42%, 45%, and 58%, compared to the same prior year quarter and (ii) a significantly lower net realized silver price of $16.20 per ounce in this quarter, which is $8.70 or 35% lower compared to $24.90 per ounce in the same prior year quarter.

[3] Non-IFRS measure, see section 9 for reconciliation.

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Sales in Q3 Fiscal 2014 were $24.0 million compared to $58.7 million in Q3 Fiscal 2013. Silver and gold sales represented $14.3 million and $1.9 million, respectively, while base metals represented $7.8 million of total sales in this quarter compared to silver, gold and base metals of $37.6 million, $6.5 million, and $14.6 million, respectively, in Q3 Fiscal 2013.

For the nine months ended December 31, 2013, sales were $92.3 million compared to $148.5 million in the same prior year period.

Fluctuations in sales revenue are mainly dependent on metal production and the realized metal price. The net realized selling price is calculated using Shanghai Metal Exchange (“SME”) prices, less smelter charges and recovery, and a value added tax (“VAT”) at a rate of 17% (VAT is not applied to gold sales). The following table is a reconciliation of the Company’s net realized selling prices in Q3 Fiscal 2014, including a comparison with London Metal Exchange (“LME”) prices:

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q3 2014	Q3 2013	Q3 2014	Q3 2013	Q3 2014	Q3 2013	Q3 2014	Q3 2013
Net realized selling prices	$16.20	$24.90	$945	$1,155	$0.77	$0.80	$0.63	$0.63
Add back: Value added taxes	2.75	4.23	-	-	0.13	0.14	0.11	0.11
Add back: Smelter charges and recovery	2.59	3.84	339	562	0.15	0.15	0.37	0.34
SME	$21.54	$32.97	$1,284	$1,717	$1.05	$1.09	$1.11	$1.08
LME	$20.78	$32.61	$1,272	$1,718	$0.96	$1.00	$0.87	$0.88

Cost of sales in Q3 Fiscal 2014 was $13.5 million compared to $21.2 million in Q3 Fiscal 2013. The cost of sales included cash costs of $10.9 million compared to $17.1 million in Q3 Fiscal 2013. For the nine months ended December 31, 2013, cost of sales was $50.8 million (cash costs - $40.5 million) compared to $57.0 million (cash costs - $46.1 million) in the same prior year period.

The decrease in cost of sales is mainly due to the reduction in ore production.

Gross profit in Q3 Fiscal 2014 was 44% compared to 64% in Q3 Fiscal 2013. For the nine months ended December 31, 2013, gross profit was 45% compared to 62% in the same prior year period. The decrease in gross profit is mainly driven by the significant decreases in metal prices.

General and administrative (“G&A”) expenses in Q3 Fiscal 2014 were $6.3 million compared to $6.4 million in Q3 Fiscal 2013. For the nine months ended December 31, 2013, G&A expenses were $20.9 million compared to $19.5 million in the same prior year period. Significant items included in general and administrative expenses in Q3 Fiscal 2014 and the nine months ended December 31, 2013, respectively, are as follows:

(i)	Office and administrative expenses of $3.0 million and $8.7 million (Q3 Fiscal 2013 - $3.4 million, nine months ended December 31, 2012 - $8.5 million);

(ii)	Salaries and benefits of $2.0 million and $6.4 million (Q3 Fiscal 2013 - $1.7 million, nine months ended December 31, 2012 - $6.0 million);

(iii)	Stock based compensation expense of $0.6 million and $1.9 million (Q3 Fiscal 2013 - $0.5 million, nine months ended December 31, 2012 - $2.2 million); and

(iv)	Professional fees of $0.4 million and $2.8 million (Q3 Fiscal 2013 - $0.5 million, nine months ended December 31, 2012 - $1.8 million).

General exploration and property investigation expenses in Q3 Fiscal 2014 and nine months ended December 31, 2013 were $0.7 million and $2.5 million, respectively (Q3 Fiscal 2013 - $1.3 million, nine months ended December 31, 2012 - $3.2 million).

Foreign exchange gain in Q3 Fiscal 2014 was $1.7 million compared to $0.7 million in Q3 Fiscal 2013. For the nine months ended December 31, 2013, foreign exchange gain was $2.8 million compared to $0.3 million in the same prior year period. The foreign exchange gain or loss is mainly driven by the fluctuations of the RMB and US dollar against the functional currency of the entities.

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Loss on disposal of plant and equipment in Q3 Fiscal 2014 and nine months ended December 31, 2013 was $21 and $144, respectively, compared to $60 and $85, in the same respective prior year periods. The loss is mainly related to the disposal of obsolete equipment.

Share of loss in an associate in Q3 Fiscal 2014 and nine months ended December 31, 2013 was $nil and $153, respectively (Q3 Fiscal 2013 - $42, nine months ended December 31, 2012 - $231), representing the Company’s equity pickup in New Pacific Metals Corp. (“New Pacific”). The Company recorded on the statement of income its proportionate share of New Pacific’s net gain or loss, as the Company is able to exercise significant influence over the financial and operating policies of New Pacific.

Impairment of mineral rights and properties, before tax, in Q3 Fiscal 2014 and nine months ended December 31, 2013 was $nil and $66.6 million, respectively. There was no such loss in the respective prior year periods.

Due to declining metal prices and lower than expected results on certain of the Company’s mineral interests, the Company assessed the recoverable amounts of each cash-generating units (“CGU”) to determine if there were any impairments in the fiscal year.

Based on the impairment assessment performed by the Company, the recoverable amount of its BYP mine was below its carrying value and recorded an impairment charge, before tax, of $49.6 million. The Company’s XBG project and Silvertip project were sold in the quarter and the carrying values exceeded the realized proceeds. The Company incurred an impairment charge, before tax, of $1.6 million and $15.4 million, respectively.

Loss on investments in Q3 Fiscal 2014 was $65 compared to $78 in Q3 Fiscal 2013. For the nine months ended December 31, 2013, loss on investments was $0.6 million compared to $0.7 million in the same prior year periods.

The Company has been acquiring, on the open market or by participating in private placements, equity interests in other publicly-traded mining companies. These equity interests, including common shares and warrants are for long-term investment purpose. Due to their nature, warrants meet the definition of derivatives and are accounted for as “Fair value through profit and loss” (“FVTPL”). The fair value of warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end. Gain or loss in such securities, arising from changes in the fair value of the warrants, is included in net income for the period in which they arise.

Finance income in Q3 Fiscal 2014 and nine months ended December 31, 2013, was $1.0 million and $3.0 million, respectively, compared to $1.0 million and $2.8 million in the same respective prior year periods. The Company invests in high yield short-term investments as well as long-term corporate bonds.

Finance costs in Q3 Fiscal 2014 and the nine months ended December 31, 2013 were $33 and $99, respectively, compared to $24 and $69 in the same respectively prior year periods. As the Company does not hold any interest bearing debt, the finance cost in the current period relates to the unwinding of discount of environmental rehabilitation provision.

Income tax expense in Q3 Fiscal 2014 was $2.3 million compared to $10.3 million in Q3 Fiscal 2013. The income tax expense recorded in Q3 Fiscal 2014 included current income tax expense of $0.7 million (Q3 Fiscal 2013 – $9.6 million) and deferred income tax expense of $1.6 million (Q3 Fiscal 2013 – $0.7 milion). Current income taxes decreased due to lower taxable income.

For the nine months ended December 31, 2013, income tax recovery was $1.7 million compared to an expense of $25.5 million in the same prior year period. The income tax recovery recorded in the nine months ended December 31, 2013, included current income tax expense of $5.3 million (nine months ended December 31, 2012 – $21.7 million) and deferred income tax recovery of $7.1 million (nine months ended December 31, 2012 - $3.8 million expense), which includes a recovery from impairment

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

of mineral rights and properties of $12.0 million (nine months ended December 31, 2012 - $nil).

5.	Liquidity and Capital Resources

Cash and cash equivalents and short-term investments as at December 31, 2013 were $98.0 million.

Working capital as at December 31, 2013 was $67.6 million.

Cash flows provided by operating activities were $9.9 million or $0.06 per share in Q3 Fiscal 2014 compared to $27.8 million or $0.16 per share in Q3 Fiscal 2013. For the nine months ended December 31, 2013, cash flows provided by operating activities were $33.1 million or $0.19 per share compared to $71.0 million or $0.41 per share in the same prior year period.

The decrease in cash flow from operations is mainly due to lower operating earnings as a result of lower metal production and lower metal prices as compared to the same prior year periods.

Cash flows provided by investing activities were $4.8 million in Q3 Fiscal 2014, comprising mainly of cash used in capital expenditures of $17.5 million offset by proceeds on disposals of capital assets and subsidiaries of $18.0 million and net redemptions of short-term investments of $4.3 million. In Q3 Fiscal 2013, cash flows used in investing activities were $36.5 million comprising mainly of cash used in capital expenditures of $22.6 million and net purchases of short-term and other investments of $13.9 million.

For the nine months ended December 31, 2013, cash flows used in investing activities were $5.7 million, comprising mainly of cash used in capital expenditures of $55.6 million offset by proceeds on disposals of capital assets and subsidiaries of $22.9 million and net redemption of short-term investments of $26.9 million. In the same prior year period, cash flows used in investing activities were $83.4 million comprising mainly of cash used in capital expenditures of $66.6 million and net purchases of short-term and other investments of $16.8 million.

Cash flows used in financing activities were $9.3 million in Q3 Fiscal 2014, comprising mainly of cash dividends paid of $4.1 million and distribution to non-controlling interests of $5.2 million. In Q3 Fiscal 2013, cash flows used in financing activities were $11.1 million, comprising mainly of cash dividends paid of $4.3 million and distributions to non-controlling interests of $7.2 million.

For the nine months ended December 31, 2013, cash flows used in financing activities were $18.7 million, comprising mainly of cash dividends paid of $12.4 million, distribution to non-controlling interests of $5.2 million, and net payments made to related parties of $1.3 million. In the same prior year period, cash flows used in financing activities were $26.6 million, comprising mainly of cash dividends paid of $12.8 million and distributions to non-controlling interests of $14.6 million.

To maintain the Company’s strong balance sheet and liquidity during the current lower metal price environment, on February 12, 2014, the Board of Directors decided to reduce the quarterly dividend from CAD$0.025 to CAD$0.005 per share per quarter. The declaration and payment of future dividends is at the discretion of the Board of Directors and any future decision to increase, or eliminate dividend payments will be based on a number of factors including commodity prices, market conditions, financial results, cash requirements and other relevant factors.

Contractual commitments and contingencies not disclosed elsewhere in this Management’s Discussion and Analysis are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$7,027	$190	$3,853	$2,984
Commitments	$7,559	$1,141	$-	$6,418

As of December 31, 2013, the Company has two office rental agreements totaling $7,027 for the next nine years and commitments of $7,559 related to the GC property.

Due to the size, complexity and nature of the Company’s operations, various legal, and tax matters arise

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. As at December 31, 2013 and March 31, 2013, no contingent liabilities were accrued.

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

6.	Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of December 31, 2013 and March 31, 2013, the Company did not have financial liabilities measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$79,561	$-	$-	$79,561
Common shares of publicly traded companies	1,499	-	-	1,499
Yongning Smelting Co. Ltd.	-	-	9,912	9,912
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-
Warrants	-	6	-	6
(1) Level 3 financial instrument

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Fair value of the other financial instruments excluded from the table above approximates to their carrying amount as of December 31, 2013 and March 31, 2013, respectively.

Reconciliation of level 3 fair value measurement of financial assets is as follows:

	Fair value through other comprehensive income
	Yongning Smelting	Jinduicheng	Total
Balance at April 1, 2012	$9,525	$22,050	$31,575
Other comprehensive loss arising on revaluation	-	(22,001)	(22,001)
Foreign exchange impact	128	(49)	79
Balance at March 31, 2013	$9,653	$-	$9,653
Foreign exchange impact	259	-	259
Balance at December 31, 2013	$9,912	$-	$9,912

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	December 31, 2013	March 31, 2013
	Within a year
Accounts payable and accrued liabilities	$32,420	$29,285
Dividends payable	4,017	4,204
	$36,437	$33,489

(c)	Foreign exchange risk

The Company undertakes transactions denominated in foreign currencies and is exposed to foreign exchange risk arising from such transactions.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues, and expenses are denominated in RMB.

The Company currently does not engage in foreign currency hedging and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

	December 31, 2013	March 31, 2013
Financial assets denominated in U.S. Dollars	$1,383	$14,432
Financial assets denominated in Chinese RMB	$77,345	$102,294

As at December 31, 2013, with other variables unchanged, a 1% strengthening (weakening) of the RMB against the USD would have increased (decreased) net income by approximately $1.3 million.

As at December 31, 2013, with other variables unchanged, a 1% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $0.01 million.

(d)	Interest rate risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily includes highly liquid investments that earn interest at market rates that are fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in interest rates do not have significant impact on the fair values of the financial instruments as of December 31, 2013.

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(e)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has trade receivables from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical level of customer defaults is zero and aging of trade receivables are no more than 180 days, and, as a result, the credit risk associated with trade receivables from customers as at December 31, 2013 is considered to be immaterial. There were no amounts in receivable which were past due at December 31, 2013 (at March 31, 2013 - $nil).

(f)	Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at December 31, 2013, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $0.2 million.

7.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

8.	Transactions with Related Parties

Related party transactions not disclosed elsewhere in this MD&A are as follows:

Due from related parties	December 31, 2013	March 31, 2013
NUX (a)	$23	$41
Henan Non-ferrous Geology Bureau (b)	-	50
Henan Xinhui Mining Co., Ltd. (g)	-	32
	$23	$123

Due to related parties	December 31, 2013	March 31, 2013
Henan Non-ferrous Geology Bureau (b)	$1,342	$-
Parkside Management Ltd. (e)	298	-
GRT (h)	-	1,207
	$1,640	$1,207

(a)

According to a services and administrative costs reallocation agreement between the Company and New Pacific, the Company recovers costs for services rendered to New Pacific and expenses incurred on behalf of New Pacific. During the three and nine months ended December 31, 2013, the Company recovered $67 and $336, respectively (three and nine months ended December 31, 2012 - $135 and $405, respectively) from New Pacific for services rendered and expenses incurred on behalf of New Pacific. The costs recovered from New Pacific were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)

Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. During the three and nine months ended December 31, 2013, Henan Found declared dividends of $5,537 and $5,537, respectively (three and nine months ended December 31,

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

2012 - $7,224 and $14,297, respectively) to Henan Geology Bureau. As of December 31, 2013, dividends of $4,184 was paid.

(c)

For the three and nine months ended December 31, 2013, the Company paid $86 and $290, respectively (three and nine months ended December 31, 2012 - $102 and $295, respectively) consulting fees to McBrighton Consulting Ltd., a private consulting services company controlled by a director of the Company.

(d)

For the three and nine months ended December 31, 2013, the Company paid $nil and $102, respectively (three and nine months ended December 31, 2012 - $112 and $413, respectively) consulting fees to R. Feng Consulting Ltd., a private consulting services company controlled by a director of the Company.

(e)

For the three and nine months ended December 31, 2013, the Company paid $201 and $407, respectively (three and nine months ended December 31, 2012 - $nil) consulting fees to Parkside Management Limited, a private consulting services company controlled by a director of the Company.

(f)

The Company rents a Beijing office (6,700 square feet) from a relative of a director of the Company for $12 (RMB 74,712) per month. During the three and nine months ended December 31, 2013, total rents were $36 and $108, respectively (three and nine months ended December 31, 2012 - $36 and $108, respectively).

(g)

Henan Xinhui Mining Co., Ltd. (“Henan Xinhui”) is a 20% equity interest holder of Henan Huawei. During the three and nine months ended December 31, 2013, Henan Huawei declared and paid dividends of $984 and $984, respectively (three and nine months ended December 31, 2012 - $nil and $315, respectively) to Henan Xinhui.

(h)

GRT Mining Investment (Beijing) Co., Ltd. (“GRT”), a private company controlled by a relative of a director, is a 5% equity interest holder of Guangdong Found. There were no transactions between GRT and the Company during the nine months period ended December 31, 2013.

Transactions with related parties are made on normal commercial terms and are considered to be at arm’s length. The balances with related parties are unsecured, non-interest bearing, and due on demand.

9.	Alternative Performance (Non-IFRS) Measures

The following alternative performance measures are used by the Company to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures, the following tables provides the reconciliation of these measures to the financial statements for the three and nine months ended December 31, 2013 and 2012:

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a)	Adjusted Net (Loss) Income

Nine months ended,
('000s US$)	December 31, 2013
Loss attributable to the equity holders of the Company	$(36,476)
Adjust impairment loss on mineral rights and properties	66,573
Adjust tax recovery on impairment loss	(12,036)
Adjust NCI share of impairment loss	(11,741)
Adjust loss on disposal of mineral rights and properties	181
Adjusted net (loss) income	$6,501
Basic weighted average shares outstanding	170,813,858
Basic adjusted (loss) earnings per share	$0.04

(b)	Cash and Total Cost per Ounce of Silver

The Company assesses this measure in a manner that isolates the impacts of silver production volumes, the by-product credits, and operating costs fluctuations. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure, operating profitability and ability to generate cash flows. The Company includes by-product credits from lead, zinc and gold, as the Company considers these metals is incidental to the silver production process and as a result, the cost to produce the silver is reduced. Cash and total costs on a by-product basis are calculated by deducting by-product lead, zinc and gold sales revenues from the Company’s cash and total cost of sales, respectively. The following table provides a reconciliation of cash and total cost per ounce of silver, net of by-product credits for the three and nine months ended December 31, 2013:

Three months ended December 31, 2013
			Ying Mining
			District	Total
Cost of sales		A	$12,494	$12,494
Amortization and depletion			(2,103)	(2,103)
Total cash cost		B	10,391	10,391
By-product sales	By-product per ounce of silver
Lead	(7.73)		(6,824)	(6,824)
Zinc	(1.12)		(989)	(989)
Gold	(0.92)		(808)	(808)
Total by-product sales		C	(8,621)	(8,621)
Silver ounces sold ('000s)		D	883	883
Total production cost per ounce of silver, net of by-product credits		(A+C)/D	$4.39	$4.39
Total cash cost per ounce of silver, net of by-product credits		(B+C)/D	$2.00	$2.00

Total production cost per ounce of silver, before by-product credits		A/D	$14.15	$14.15
Total cash cost per ounce of silver, before by-product credits		B/D	$11.77	$11.77

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Three months ended December 31, 2012
			Ying Mining
			District	Total
Cost of sales		A	$18,368	$18,368
Amortization and depletion			(2,554)	(2,554)
Total cash cost		B	15,814	15,814
By-product sales	By-product per ounce of silver
Lead	(8.28)		(12,480)	(12,480)
Zinc	(1.37)		(2,061)	(2,061)
Gold	(1.02)		(1,533)	(1,533)
Total by-product sales		C	(16,074)	(16,074)
Silver ounces sold ('000s)		D	1,508	1,508
Total production cost per ounce of silver, net of by-product credits		(A+C)/D	$1.52	$1.52
Total cash cost per ounce of silver, net of by-product credits		(B+C)/D	$(0.17)	$(0.17)

Total production cost per ounce of silver, before by-product credits		A/D	$12.18	$12.18
Total cash cost per ounce of silver, before by-product credits		B/D	$10.49	$10.49

Nine months ended December 31, 2013
			Ying Mining
			District	Total
Cost of sales		A	$45,683	$45,683
Amortization and depletion			(7,954)	(7,954)
Total cash cost		B	37,729	37,729
By-product sales	By-product per ounce of silver
Lead	(7.34)		(24,006)	(24,006)
Zinc	(1.27)		(4,141)	(4,141)
Gold	(0.89)		(2,909)	(2,909)
Total by-product sales		C	(31,056)	(31,056)
Silver ounces sold ('000s)		D	3,269	3,269
Total production cost per ounce of silver, net of by-product credits		(A+C)/D	$4.47	$4.47
Total cash cost per ounce of silver, net of by-product credits		(B+C)/D	$2.04	$2.04

Total production cost per ounce of silver, before by-product credits		A/D	$13.97	$13.97
Total cash cost per ounce of silver, before by-product credits		B/D	$11.54	$11.54

Nine months ended December 31, 2012
			Ying Mining
			District	Total
Cost of sales		A	$51,072	$51,072
Amortization and depletion			(7,695)	(7,695)
Total cash cost		B	43,377	43,377
By-product sales	By-product per ounce of silver
Lead	(8.58)		(34,412)	(34,412)
Zinc	(1.52)		(6,103)	(6,103)
Gold	(0.97)		(3,894)	(3,894)
Total by-product sales		C	(44,409)	(44,409)
Silver ounces sold ('000s)		D	4,009	4,009
Total production cost per ounce of silver, net of by-product credits		(A+C)/D	$1.66	$1.66
Total cash cost per ounce of silver, net of by-product credits		(B+C)/D	$(0.26)	$(0.26)

Total production cost per ounce of silver, before by-product credits		A/D	$12.74	$12.74
Total cash cost per ounce of silver, before by-product credits		B/D	$10.82	$10.82

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c)	Cash and Total Cost per Ounce of Gold (BYP Mine)

BYP Mine
		Three months	Nine months
		ended December	ended December
		31, 2013	31, 2013
Cost of sales	A	$1,007	$5,123
Amortization and depletion		(480)	(2,354)
Total cash cost	B	527	2,769
By-product sales
Zinc		-	(154)
Total by-product sales	C	-	(154)
Gold ounces sold ('000s)	D	1.1	5.5
Total production cost per ounce of gold, net of by-product credits	(A+C)/D	$956	$899
Total cash cost per ounce of gold, net of by-product credits	(B+C)/D	$502	$473

Total production cost per ounce of gold, before by-product credits	A/D	$956	$927
Total cash cost per ounce of gold, before by-product credits	B/D	$502	$501

BYP Mine
		Three months
		ended December	Nine months ended
		31, 2012	December 31, 2012
Cost of sales	A	$2,873	$5,609
Amortization and depletion		(1,568)	(2,872)
Total cash cost	B	1,305	2,737
By-product sales
Zinc		(158)	(158)
Total by-product sales	C	(158)	(158)
Gold ounces sold ('000s)	D	4.3	7.2
Total production cost per ounce of gold, net of by-product credits	(A+C)/D	$630	$752
Total cash cost per ounce of gold, net of by-product credits	(B+C)/D	$266	$356

Total production cost per ounce of gold, before by-product credits	A/D	$667	$774
Total cash cost per ounce of gold, before by-product credits	B/D	$302	$378

(d)	Average Production Cost

The Company assesses average production cost as the total production cost on a co-product basis. This is calculated by allocating the Company’s total cost of sales to each co-product based on the ratio of actual sales volumes multiplied by realized sales prices. The following table provides a reconciliation of average production cost for the three and nine months ended December 31, 2013:

Average Production Cost	Three months ended December 31, 2013				(in 000's)
Direct mining and milling cost					10,918
Depreciation, amortization and depletion					2,583
Cost of sales					13,501
	Silver	Gold	Lead	Zinc	Total
Metals revenue	14,304	1,853	6,824	989	23,970
Ratio of metals sold	60%	8%	28%	4%	100%
Cost of sales allocated to metals	8,057	1,043	3,844	557	13,501

Metals produced[1] ('000s)	883	2.0	8,814	1,572
Average production cost ($/unit)	$9.12	$532	$0.44	$0.35

1 Does not include metals produced from development tunnelling ore at the X mines.

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Average Production Cost	Three months ended December 31, 2012				(in 000's)
Direct mining and milling cost					17,119
Depreciation, amortization and depletion					4,122
Cost of sales					21,241
	Silver	Gold	Lead	Zinc	Total
Metals revenue	37,551	6,467	12,480	2,219	58,717
Ratio of metals sold	64%	11%	21%	4%	100%
Cost of sales allocated to metals	13,584	2,339	4,515	803	21,241

Metals produced[1] ('000s)	1,508	5.6	15,642	3,514
Average production cost ($/unit)	$9.01	$418	$0.29	$0.23

1 Does not include metals produced from development tunnelling ore at the X mines.

Average Production Cost	Nine months ended December 31, 2013				(in 000's)
Direct mining and milling cost					40,498
Depreciation, amortization and depletion					10,308
Cost of sales					50,806
	Silver	Gold	Lead	Zinc	Total
Metals revenue	55,064	8,900	24,006	4,295	92,265
Ratio of metals sold	60%	10%	25%	5%	100%
Cost of sales allocated to metals	30,321	4,901	13,219	2,365	50,806
Metals produced[1] ('000s)	3,269	8.6	31,397	6,979
Average production cost ($/unit)	$9.28	$570	$0.42	$0.34

1 Does not include metals produced from development tunnelling ore at the X mines.

Average Production Cost	Nine months ended December 31, 2012				(in 000's)
Direct mining and milling cost					46,114
Depreciation, amortization and depletion					10,567
Write down of inventories					348
Cost of sales					57,029
	Silver	Gold	Lead	Zinc	Total
Metals revenue	95,241	12,561	34,412	6,261	148,475
Ratio of metals sold	64%	8%	23%	4%	100%
Cost of sales allocated to metals	36,582	4,824	13,218	2,405	57,029
Metals produced[1] ('000s)	4,009	10.6	42,757	9,900
Average production cost ($/unit)	$9.07	$452	$0.31	$0.24

1 Does not include metals produced from development tunnelling ore at the X mines.

(e)	Production Costs per Tonne

Three months ended December 31, 2013	Total costs	Tonnage of ore[1]	Per tonne costs
	('000 US$)	(tonne)	(USD/tonne)
Cash mining costs	$8,002	169,540	$47.20
Non-cash mining costs	2,162	169,540	12.75
Shipping costs	605	169,540	3.57
Cash milling costs	2,665	169,329	15.74
Non-cash milling costs	420	169,329	2.48
Total	$13,854		$81.74
Add: stockpile and concentrate inventory - Beginning	1,148
Less: stockpile and concentrate inventory - Ending	(1,637)
Adjustment for foreign exchange movement	136
Cost of sales	$13,501

1 Excluding development tunnelling ore at the X Mines.

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Three months ended December 31, 2012	Total costs	Tonnage of ore[1]	Per tonne costs
	('000US$)	(tonne)	(USD/tonne)
Cash mining costs	$13,878	272,252	$50.98
Non-cash mining costs	3,888	272,252	14.28
Shipping costs	856	272,252	3.15
Cash milling costs	3,300	259,463	12.72
Non-cash milling costs	391	259,463	1.51
Total	$22,313		$82.64
Add: stockpile and concentrate inventory - Beginning	4,407
Less: stockpile and concentrate inventory - Ending	(3,995)
Adjustment for foreign exchange movement	(1,484)
Cost of sales	$21,241

1 Excluding development tunnelling ore at the X Mines.

Nine months ended December 31, 2013	Total costs	Tonnage of ore[1]	Per tonne costs
	('000US$)	(tonne)	(USD/tonne)
Cash mining costs	$28,888	602,628	$47.94
Non-cash mining costs	7,648	602,628	12.69
Shipping costs	2,320	602,628	3.85
Cash milling costs	8,571	612,843	13.99
Non-cash milling costs	1,228	612,843	2.00
Total	$48,655		$80.47
Add: stockpile and concentrate inventory - Beginning	3,416
Less: stockpile and concentrate inventory - Ending	(1,637)
Adjustment for foreign exchange movement	372
Cost of sales	$50,806

1Excluding development tunnelling ore at the X Mines.

Nine months ended December 31, 2012	Total costs	Tonnage of ore[1]	Per tonne costs
	('000US$)	(tonne)	(USD/tonne)
Cash mining costs	$36,145	713,282	$50.67
Non-cash mining costs	9,936	713,282	13.93
Shipping costs	2,321	713,282	3.25
Cash milling costs	9,053	694,251	13.04
Non-cash milling costs	1,147	694,251	1.65
Total	$58,602		$82.54
Add: stockpile and concentrate inventory - Beginning	3,976
Less: stockpile and concentrate inventory - Ending	(3,995)
Less: write down of inventories	(348)
Adjustment for foreign exchange movement	(1,206)
Cost of sales	$57,029

1 Excluding development tunnelling ore at the X Mines.

10.	Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the unaudited consolidated financial statements as of and ended December 31, 2013, as well as the audited consolidated financial statements as of and ended March 31, 2013.

(i) Ore reserve and mineral resource estimates
Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological and technical data

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgements made in estimating the size and grade of the ore body.

The Company estimates ore reserves in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous assumptions including:

  Future production estimates – which include proved and probable reserves, resource estimates and committed expansions;

  Expected future commodity prices, based on current market price, forward prices and the Company’s assessment of the long-term average price; and

  Future cash costs of production, capital expenditure and rehabilitation obligations.

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of reserves may change. Such changes may impact the Company’s reported financial position and results which include:

  The carrying value of mineral rights and properties and plant and equipment may be affected due to changes in estimated future cash flows;

  Depreciation and depletion charges in net income may change where such charges are determined using the units of production method, or where the useful life of the related assets change; and

  The recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

(ii) Impairment of assets

Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices (considering current and historical prices, price trends and related factors), discount rates, operating costs, future capital requirements, closure and rehabilitation costs, exploration potential, reserves and operating performance (which includes production and sales volumes). These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or cash generating units. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

11.	Changes in Accounting Standards

IAS 1 – Presentation of Financial Statements amendment issued by the IASB in June 2011 provides improved consistency and clarity of the presentation of items of other comprehensive income. The main change was a requirement to group items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently. This amendment is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted.

IFRS 10 – Consolidated Financial Statements supersedes SIC 12 – Consolidation – Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Separate Financial Statements. IFRS 10 establishes the principle and application of control as the basis for an investor to identify whether an investor controls an investee and thereby requiring consolidation. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IFRS 11 – Joint Arrangements establishes the principle a joint arrangement is classified as joint operation or joint venture based on the rights and obligations of the parties to the joint arrangement, rather than its legal form. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IFRS 12 – Disclosure of Interests in Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IAS 28 – Investments in Associates and Joint Ventures prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method for investments in associates and joint ventures. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

Effective April 1, 2013, the Company adopted all of the above standards. The adoption of these standards did not have a material impact on the condensed consolidated interim financial statements.

IFRIC 21 – Levies, an interpretation of IAS 37 was issued by the IASB in May 2013 and provides interpretation on when to recognize a liability for a levi imposed by a government and clarifies the criteria for the recognition of a liability. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company is still in the process of assessing the impact of the application of IFRIC 21 on the consolidated financial statements.

12.	Other MD&A Requirements

Additional information relating to the Company:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found at the Company’s web-site www.silvercorpmetals.com;

(c)	may be found in the Company’s Annual Information Form; and,

(d)	is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2013.

13.	Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a)	Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 170,881,058 common shares with a recorded value of $233.5 million Shares subject to escrow or pooling agreements - $nil.

(b)	Options

As at the date of this report, the outstanding options comprise the following:

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Number of Options	Exercise Price (CAD$)	Expiry Date
482,001	2.65	April 19, 2014
285,500	7.00	January 5, 2015
168,250	7.40	April 20, 2015
311,437	8.23	October 3, 2015
200,781	12.16	January 4, 2016
172,500	14.96	April 7, 2016
239,500	9.20	June 4, 2016
283,500	7.27	November 24, 2016
436,000	6.69	March 5, 2017
286,000	6.53	June 17, 2017
364,000	5.35	August 8, 2017
362,500	5.40	December 3, 2017
355,500	3.91	March 7, 2018
366,500	3.25	June 2, 2018
449,500	3.41	September 12, 2018
377,500	2.98	January 21, 2019
5,140,969

(c)	Warrants

As at the date of this report, the outstanding warrants comprise the following:

Number of Warrants	Exercise Price (CAD$)	Expiry Date
50,000	$6.76	July 30, 2015

14.	Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limit to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risk.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form and NI 43-101 technical reports, which are available on SEDAR at www.sedar.com; Form 40-F; Audited Consolidated Financial Statements; and Management’s Discussion and Analysis for the year ended March 31, 2013. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

Due to the recent decline in metal prices, readers are especially encouraged to understand the significant impact of metal prices on the Company’s operations.

  Metal Price Risk

The Company’s sales price for lead and zinc pounds is fixed against the Shanghai Metals Exchange, while gold ounces are fixed against the Shanghai Gold Exchange and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange. These metal prices traditionally move in tandem with and at marginally higher prices than those quoted on the North American and European market places. The Company’s revenues are expected to be in large part derived from the mining and sale of silver, lead,

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

zinc, and gold contained in metal concentrates. The prices of those commodities has fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions, expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewellery and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of the properties. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects, cannot be accurately predicted.

If silver and other metals prices were to decline significantly or for an extended period of time, the Company may be unable to continue operations, develop the properties or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

15.	Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to allow for timely decision about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at December 31, 2013, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on this evaluation, management concluded that the disclosure controls and procedures (as defined in Rule 13a-15(e) under Securities Exchange Act of 1934) are effective in providing reasonable assurance that the information required to be disclosed in annual filings, interim filings, and other reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

16.	Changes in Internal Control over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the quarter that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

17.	Directors and Officers

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers

Dr. Rui Feng, Director, Chairman	Myles J. Gao, Director, President & CEO

Myles J. Gao, Director, President & CEO	Maria Tang, Chief Financial Officer

Yikang Liu, Director	Shaoyang Shen, Chief Operating Officer

Earl Drake, Director	Lorne Waldman, Senior Vice President

Paul Simpson, Director	Peter Torn, Corporate Secretary & General Counsel

David Kong, Director

Malcolm Swallow, Director

Management’s Discussion and Analysis	Page 27

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Myles J. Gao, P.Geo., President & CEO of Silvercorp, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this MD&A.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

  the price of silver and other metals;

  estimates of the Company’s revenues and capital expenditures;

  estimated ore production and grades from the Company’s mines in the Ying Mining District; and;

  timing of receipt of permits and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to, fluctuating commodity prices;

  fluctuating currency exchange rates;

  increasing labour costs;

  exploration and development programs;

  feasibility and engineering reports;

  permits and licenses;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks; and

  risks and hazards of mining operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 28